

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Mr. Peter Allen
DragonWave Inc.
411 Legget Drive, Suite 600
Ottawa, Ontario
Canada, K2K 3C9

   Re: DragonWave Inc.
     Form 40-F
     Filed May 7, 2010
     File No. 001-34491

Dear Mr. Allen:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           s/ Larry Spirgel

           Larry Spirgel
           Assistant Director

cc: <u>Sent via facsimile to (858) 638-5162</u>
   Matthew W. Leivo, Esq.
    DLA Piper LLP